

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund

Michael Weisz,
Founder & President, Yieldstreet



Yieldstreet offers potentially income generating investment products that were previously inaccessible to most investors.

Our why:

We want to help investors realize their financial ambitions no matter where they start.

Yieldstreet

Broad participation and awareness in alternatives is abysmally low



Low participation in alternatives, even later in life.

AVERAGE AGE OF YS INVESTOR 42

INVESTMENTS

Alternatives
Money Market
Mutual Funds
Life Insurance
Stocks & Bonds
IRA & 401K

AGE

18   25   35   45   55   65   75+

DEBT

Credit Card - $1.0T
Auto - $1.2T
Student - $1.5T
Home - $9.9T

Historically, innovation in Fintech and banking have been primarily about **debt accumulation, not wealth creation.**

Yieldstreet

©2020 Yieldstreet, Inc.

Source: Federal Reserve SCF 2016

Yieldstreet's track record.
A point of pride.



| $1.4B | $630M+ | 230K+ | 12.28% |
| Funded | Principal & interest paid back to investors | Members | Net realized IRR |

 Yieldstreet

*The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including July 1, 2020, after deduction of management fees and all other expenses charged to investments.

Paradigm shift driven by massive tailwinds

1. Buying investment products

- Transparency and education are changing how investment products are bought in the digital world.

"My products are sold. Your products are bought" *--Managing Partner at $20B Investment Fund*

  

Yieldstreet provides what we believe is an outsized level of transparency & materials to investors.

 Yieldstreet

1. Buying investment products

- Transparency and education are changing how investment products are bought in the digital world.

2. Distribution infrastructure layer: Capital as a service

- Removing friction points creates value across ecosystem.

Why is distribution so expensive?

Many friction points & fees make distribution of investment products complex & expensive

Today

Trillions of $$ in fees locked in this mess!!



YOU
ORIGINATOR
INVESTMENT ADVISOR
BROKER DEALER
PLACEMENT AGENT
BROKER DEALER
FUND MANAGER
BANK
SECURITY
CLEARING
FUND
BANK
SECURITY REGISTRAR
TRANSFER
FUND
FUND ADMIN
PAYMENT

Tomorrow



You
ORIGINATOR
BORROWER

Yieldstreet

Distribution infrastructure: Capital as a service

Distributing investment products directly to consumers across yield ladder from 0 - 12%


Products Across Yield Spectrum
Market+ (8-12%)
Legal
Real Estate
Art
Private Biz Credit
Marine
Market (4-8%)
Funds
Leveraged Loans
REIT
Low Yield (0-4%)
Deposit AC
CDs
GIC, Bonds
PROP NETWORK
DATA SCIENCE
OWN ORIGINATION
Trust
INVESTOR DASHBOARD
ORIG. DASHBOARD
CAAS
Capital As A Service
Engagement
YS Platform
Investor Type
Capital Source
Secondary Market
Wallet
Auto Invest
Prism Fund
Accredited Investors
Non- Accredited
Family Offices
FA / INS
CASH
IRA
TRUST
401(K)

1. Buying investment products

- Transparency and education are changing how investment products are bought in the digital world.

2. Capital as a service

- Removing friction points creates value across ecosystem.

3. Future of wallet: Self-driving money

- Digitally native experiences are critical to deliver integrated financial life.

Holistic digital wealth platform: Expanding audience + products



2015- 2019

Phase # 1: Alternative Investments

Focused on Accredited Investors

2020- 2022

Phase # 2: Emerging Affluent

Using AI Playbook to Extend to HENRY (Retail) + International Investors

2022+

Phase # 3: Integrated Wealth Management Platform

Focused on Holistic Management of Financial Portfolio

Alternatives

Money Market

Retirement

Traditional Investments

Financial Planning

Debt Alternatives

Yieldstreet Wallet

1. Prism Fund
2. Secondary Mkt

Banking Services

IRA & 401(K)

Aggregation & Planning

Retirement Solutions

Stocks, Bonds, ETFs

Financial Planning & Wealth Management

Build, Partner, or Buy



Yieldstreet Prism Fund

What is Yieldstreet Prism Fund?

The Yieldstreet Prism Fund is a non-diversified closed-end (CEF) fund registered under the Investment Company Act of 1940 that functions as an investor's portfolio builder, allowing one to invest in numerous alternative asset classes simultaneously.

Similar to how a prism takes a single source of light and displays an array of colors, the Yieldstreet Prism Fund takes a single allocation from investors and exposes them to an array of liquid and illiquid assets with low expected stock market correlation

Yieldstreet Prism Fund: Why we built it

Prior to the Prism Fund, Yieldstreet investors would build a portfolio via single investments over time.

The Prism Fund Offers:



1. Instant diversification*
2. Single source investment into multiple asset classes
3. Smaller minimums
4. Access to non-accredited investors
5. Diversified risk and predictable, expected distributions

*The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product."

Fund holdings

Fund's top 3 holdings (a/o 7.31.20)

Art
This loan was originated by Athena Art Finance Corp., an affiliate of Yieldstreet, and is secured by a diversified pool of thirteen blue-chip artworks. The investment has a minimum coupon of 8.25% over a term of three years.

Real Estate
This loan was originated by iBorrow and is secured by a newly-built co-living apartment property in Hollywood, California. The loan has a term of 24 months and is expected to pay interest monthly. The Fund's participation has a coupon of 8.75% per annum (net of servicing fees to iBorrow).

Legal
The Yieldstreet Prism Fund has participated in a legal finance fund that invests in both individual and pools of legal finance transactions. The investment has a fixed coupon of 14% and will be entitled to additional interest if the legal finance fund's net returns, after repayment in full of principal, exceed 14%.

No	Asset Class	Value	Yield	% of Fund
1	Art	$3,125,000	8.25%	12.00%
2	Real Estate	$3,000,000	8.75%	11.51%
3	Legal	$2,800,000	14.00%	10.75%

As of 7/31/20

Asset classes led By combined 130 years of experience



Mitch Rosen
Senior Director, Real Estate
• 20+ years of CRE Lending & Investments
•Commercial real estate and credit underwriting experience across senior roles at Brigade Capital and Marathon Asset Management



George Cambanis
MD Marine Finance
•45+ Years experience. Founding partner and former CEO of Deloitte Greece.
•Led the Deloitte Global Shipping and Ports business for 15 years growing a global network of over 1000 professionals.



Lawrence Choe
Director of Portfolio Strategy
•20 years of experience in Structured Credit, Mortgage & Securitization markets
•Formerly at Soros / Former Head of Credit at Purpose Financial



Cynthia Sachs
Athena Art Finance CIO
•20 years of experience in creating, building and leading fixed income businesses in both the banking and technology sectors.
•Extensive private high yield credit experience in leveraged loans, asset-based lending and the syndicated loan market (par and distressed) -- debt origination, underwriting, portfolio management & relative value investing and trading



Larry Curran II
Managing Director, Private Business Credit
•25 years of success in developing receivables-based investments in the United States, South America, and Europe.
•Co-founder i2B Capital, a senior secured lender to emerging market businesses. Former Chief Development Officer and co-founder of VION Receivable Investments.

Yieldstreet

Prism Fund Board of Directors: Deep industry experience



Bill Riegel

Former CIO TIAA CREF, Chair of investment Committee, Rockefeller Family Fund, Investment Committee Member at Betterment



John Siciliano

Former CEO of NY Life Asset Management, Chairman of Avondale Strategies, Board of Directors & Audit Committee of Sabre Corporation



James Jessee

Former Co-Head Global Distribution & President at MFS Investment Management, Member Board of Directors at Waddell & Reed

Yieldstreet

Prism Fund

By the numbers

Maximum Size

The maximum size of the fund is $1,000,000,000

Rates

Distribution Rate - 7% (net of all fees) [1]
Annual Management Fee - 1% [2]
Annual Administrative Expense - Max 0.5% [3]

Termination [4]

The termination date of the Fund is 48 months, with the potential option for limited liquidity within approximately 15 months after the initial investments are active.

Schedule

Anticipated Cash Distribution Schedule - Quarterly
Anticipated Repurchase Offer Schedule - Quarterly [4]
Fund Termination Date - 48 Months [4]

Structure

Tax Document - Form 1099
Fund Structure - Closed-End Fund

Investors

1,000+ Investors to date

Yieldstreet

Prism Fund Disclosures

1. Reflects the initial quarterly distribution declared by the Fund's Board of directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share to be paid on September 17, 2020 to stockholders of record as of September 10, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2. The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

3. The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

4. The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio. The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of the weighted average number of shares outstanding in the prior calendar year, or no more than 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares from investors on a pro-rata basis, and not on a first-come, first-served basis.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Yieldstreet

The future



Yieldstreet

Yieldstreet Prism Fund is currently open

For general inquiries
Email: investments@yieldstreet.com
Visit: yieldstreetprismfund.com



Yieldstreet

Disclaimer

This document has been prepared solely for discussion purposes and is being furnished by Yieldstreet to you (the "Recipient") to consider a proposed relationship between the parties. Acceptance of this document constitutes an agreement by the Recipient to be bound by the terms of this notice.

The distribution of this document, or the making of any other statement (oral or otherwise) at any time in connection herewith, does not oblige Yieldstreet to enter into any relationship or transaction with the Recipient, nor does it constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, or recommendation to acquire or dispose of, any securities or instruments or to enter into any transaction.

The parties recognize that neither party shall have any liability or obligation to the other as a result of this document, it being understood that only such provisions as shall be set forth in any final documents shall have any legal effect.

This document has been prepared by Yieldstreet using sources believed by it to be reliable and accurate, but Yieldstreet makes no express or implied representations as to any matter or to the accuracy or completeness of any statements made herein or made at any time orally or otherwise in connection herewith and all liability (in negligence or otherwise) in respect of any such matters or statements is expressly excluded, except only in the case of fraud or willful default. Actual events are difficult to predict and may differ from those assumed. Any assumptions, projections or other estimates of returns or performance set forth in this document should not be construed to be indicative of any actual final transaction or any returns or performance. Any forecasts contained herein are for illustrative purposes only. They are not to be relied upon as advice or interpreted as a recommendation. Past performance is not indicative of future results.

